Stradley Ronon Stevens & Young, LLP Suite 1601 191 North Wacker Drive Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

October 21, 2016

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Floating Rate Income Opportunity Fund

File Numbers: 333-212356; 811-21579

Dear Ms. Browning:

This letter responds to the comments provided verbally on October 19, 2016 by the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Term Preferred Shares of the Nuveen Floating Rate Income Opportunity Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 2 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from pre-effective amendment no. 1 to the Registration Statement as filed on October 7, 2016.

Cover Pages

1.	Comment: The Prospectus indicates:

a.	“Senior Loans that the Fund intends to invest in are usually rated below investment grade, and share the same risks of other below investment grade debt instruments.” See “Risk Factors – Security Level Risks – Senior Loan Risk.”

b.	“Substantially all of the Fund’s portfolio likely will be invested in debt instruments of below investment grade quality.” See “Risk Factors – Issuer Level Risks –Below Investment Grade Risk.”

On the Cover Page, please clarify the disclosure under the “Investment Strategies” heading by disclosing the facts noted above in sub-sections a and b of this comment.

Response: The Registrant has revised the Cover Page to include the following text:

“Senior loans are typically below investment grade quality and may have below investment grade ratings.”

“Substantially all of the Fund’s portfolio likely will be invested in debt instruments of below investment grade quality.”

2.	Comment: Given the Fund’s name, please disclose in the second sentence of the “Investment Strategies” section that the Fund will invest in adjustable rate unsecured senior loans and adjustable rate secured and unsecured subordinated loans (emphasis added).

Response: The Registrant has revised the second sentence of the “Investment Strategies” section of the inside cover to read as follows:

“As part of the 80% requirement, the Fund also may invest in adjustable rate unsecured senior loans and adjustable rate secured and unsecured subordinated loans.”

Prospectus Summary:

Investment Objectives and Policies

3.	Comment: The “Investment Objective and Policies” section states, “[t]he Fund may invest up to 50% of its Managed Assets in securities and other instruments that, at the time of investment, are illiquid (i.e., securities that are not readily marketable).” Please disclose that the Fund may at times hold illiquid securities in an amount exceeding 50% of its Managed Assets. Please also explain what course of action the Fund will take if its illiquid securities holdings exceed 50% of Managed Assets.

Response: The Fund has added the following language to the seventh bullet point in the “Investment Objective and Policies” section of the Prospectus Summary:

“The appreciation of illiquid securities or the depreciation of liquid securities may put the Fund in a position where more than 50% of the value of its Managed Assets is invested in illiquid securities. In such circumstances, the Fund will not invest in any additional investments that are illiquid at the time of investment.”

4.	Comment: This section states that, “[n]o more than 30% of the Fund’s Managed Assets may be invested in Senior Loans and other debt instruments that are, at the time of investment, rated CCC+ or Caa or below by S&P, Moody’s or Fitch or that are unrated but judged to be of comparable quality” (emphasis added). Please add disclosure clarifying that, because this policy applies at the time of investment, it will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

Response: The Registrant has added the following disclosure to the end of the sixth paragraph under the heading, “Investment Objective and Policies”:

“Investment rating limitations are considered to apply only at the time of investment and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.”

Prospectus

Financial Highlights

5.	Comment: Please describe the reasons for including additional information in the footnotes to the financial highlights related to the line item entitled, “Borrowings at End of Period - Asset Coverage per $1,000.” Additionally please describe if your auditors have consented to such a change in the audited financial highlights.

Response: The Fund has supplemented the asset coverage calculations included in the Financial Highlights to include in a footnote the Fund’s asset coverage on Borrowings as calculated in accordance with the 1940 Act. The Fund added this disclosure in order to provide potential investors with additional information on the Fund’s 1940 Act asset coverage. The Fund’s auditors have reviewed and consented to such disclosure.

General

6.	Comment: We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the SEC.

Response: Acknowledged.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

G. Zimmerman

E. Fess

J. Fox